Exhibit 7

OPEN MARKET PURCHASES

The following table sets forth the open market purchases of Shares effected by CACO since the Prior Filing. All purchases were effected through brokers on the open market, and all share amounts and prices are stated before giving effect to the Reverse Split.

Trade Date	Shares Purchased (#)	Weighted Average Price per Share ($)(1)	Price Range ($)
May 23, 2025	20,000	0.3782	0.3574 – 0.39
May 27, 2025	44,000	0.3852	0.37 – 0.3981
May 29, 2025	59,500	0.3812	0.3773 – 0.385
June 2, 2025	17,700	0.3896	0.389 – 0.3896
June 3, 2025	195,000	0.4004	0.40 – 0.41
June 4, 2025	20,000	0.4077	0.3997 – 0.41
June 5, 2025	6,000	0.396	0.3958 – 0.3961
June 6, 2025	68,575	0.4064	0.3949 – 0.41
June 9, 2025	36,600	0.4066	0.3781 – 0.41
June 10, 2025	55,700	0.4019	0.3847 – 0.419
June 11, 2025	113,900	0.4004	0.3738 – 0.415
June 12, 2025	70,000	0.4157	0.405 – 0.42
June 13, 2025	5,000	0.4135	0.4134 – 0.4135
Total	711,975

(1)	The reported price is a weighted average price. The Shares were purchased in multiple transactions at prices within the range shown. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth above.